

February 23, 2015

<u>Via Email</u>
Todd B. Pfister, Esq.
Foley & Lardner LLP
321 North Clark Street, Suite 2800
Chicago, Illinois 60654

> **Re:** **Nicholas Financial, Inc.**
> **Schedule TO-I**
> **Filed February 10, 2015**
> **File No. 005-59007**

Dear Mr. Pfister:

We have reviewed the above referenced filing and your response letter dated February 18, 2015 and have the following comments.

<u>General</u>

1. We reissue prior comment 2. Your disclosure on pages 4 and 18 disclose the filing persons' purposes for the offer. Such purposes seemingly would have involved a consideration of the size of the offer. Specifically, in your response you note that the offerors considered the amount of debt to be incurred and the appropriateness of the leverage ratio for the company, assuming a successful offer. Please supplement your disclosure to disclose if you considered whether the anticipated increases in earnings per share and return on equity resulting from the offer could have been accomplished without acquiring close to 40% of outstanding shares, which will be financed by debt. Refer generally to Item 6 of SC TO and Item 1006(a) of Regulation M-A.

2. We reissue comment 4 in its entirety. We do not concur with your assessment that commencing payment for shares properly tendered in the offer at least *four days after* the expiration of the offer is "prompt".

3. You disclose that the offer is intended to facilitate an increase in earnings per share and return on equity without having to take undue liquidity risk and hope this will positively impact your stock price. Please supplement such disclosure and disclose, if material, pro forma information disclosing the effect of the offer on (i) net earnings given interest payments on the debt that will be used to finance the offer, (ii) earnings per share and, (iii) any other financial metric that the company considers material to investors. Please provide such pro forma information for the latest fiscal year end and subsequent interim

period.

Certain Effects of the Offer, page 19

4.   Please supplement your disclosure regarding the increased percentage of shares that will be owned by persons who do not tender into the offer. For example, please disclose the potential ownership of shares by persons who currently own greater than 5% of your outstanding securities, assuming that such persons do not tender into the offer.

*   *   *

Please amend your filing in response to these comments. Please electronically submit a cover letter with your amendment that keys your responses to our comments. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

Please direct any questions to me at (202) 551-3757. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

/s/ Mellissa Campbell Duru

Mellissa Campbell Duru
Special Counsel
Office of Mergers & Acquisitions